UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 11-K

_______________

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-37971

_______________

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

PGT Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

PGT Innovations, Inc.

1070 Technology Drive

North Venice, Florida 34275

PGT Savings Plan

Audited Financial Statements (Modified Cash Basis) and

Supplemental Schedule (Modified Cash Basis)

At and for the years ended December 31, 2021 and 2020

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of

PGT Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the PGT Savings Plan (the “Plan”) as of December 31, 2021 and 2020, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits (modified cash basis) for the years then ended, in conformity with the modified cash basis of accounting described in Note 2.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Basis of Accounting

We draw attention to Note 2 of the financial statements, which describes the basis of accounting. The financial statements and supplemental information are prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. Our opinion is not modified with respect to this matter.

Supplemental Information

The Schedule of Assets (Held at End of Year) (modified cash basis) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2009.

/s/ Mayer Hoffman McCann P.C.

June 29, 2022

St. Petersburg, Florida

PGT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Modified Cash Basis)

	At	At
	December 31,	December 31,
	2021	2020
Assets:
Investments, at fair value	$113,055,553	$82,603,221

Notes receivable from participants	5,697,422	4,212,743

Net assets available for benefits	$118,752,975	$86,815,964

See accompanying notes.

PGT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Modified Cash Basis)

	Year ended	Year ended
	December 31,	December 31,
Additions to net assets:	2021	2020
Investment income:
Interest and dividends	$8,530,590	$4,005,549
Interest income from notes receivable	227,398	224,106
Net appreciation in fair value of investments	3,226,014	7,304,217
Total investment income	11,984,002	11,533,872

Contributions:
Employer, net of forfeited matching	4,123,813	3,331,102
Participants	7,658,997	5,992,447
Rollovers	1,880,474	510,369
Total contributions	13,663,284	9,833,918
Total additions	25,647,286	21,367,790

Deductions from net assets:
Distributions to participants	(8,904,012)	(11,374,712)
Administrative fees	(421,123)	(332,808)
Total deductions	(9,325,135)	(11,707,520)

Plan transfer in (Note 7)	15,614,860	–

Net increase in net assets available for benefits	31,937,011	9,660,270
Net assets available for benefits at beginning of year	86,815,964	77,155,694

Net assets available for benefits at end of year	$118,752,975	$86,815,964

See accompanying notes.

PGT Savings Plan

Notes to Financial Statements (Modified Cash Basis)

December 31, 2021 and 2020

1. Plan Description

The following description of the PGT Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution Plan covering all eligible employees of PGT Industries, Inc., CGI Windows & Doors, Inc., WinDoor, Inc., and WWS Acquisition, LLC, formerly doing business as Western Window Systems (“WWS”) (the “Companies,” “Employer” or “Plan Sponsor”), including the employees of Anlin Windows & Doors ("Anlin"), acquired by WWS Acquisition, LLC effective on October 25, 2021, all ultimately wholly-owned by PGT Innovations, Inc. (“PGT”). See Note 7 for a discussion of the bulk rollover of the assets and participant loan conversion relating to the Anlin Industries 401(k) and Profit-Sharing Plan into the Plan.

The Plan became effective on October 1, 1982 and amended and restated through the adoption of a non-standardized prototype adoption agreement effective January 1, 2009. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 “ERISA”, as amended.

Eligibility

Employees participating in the Plan prior to the Plan’s restatement remain eligible to participate. All other employees are eligible to participate in the Plan as of the first day of the next month following the employee’s completion of three months of service as defined in the Plan document.

Contributions

The Plan includes a 401(k) provision, which allows qualified employees to make contributions (through payroll deductions) to the Plan, thereby deferring taxation on the portion of their earnings contributed to the Plan. Employees can defer up to 80% of their annual compensation subject to Internal Revenue Code (“IRC”) maximum limitations. Employees who have attained age 50 before the end of the Plan year may also make additional catch-up contributions, subject to IRC limitations.

For each Plan year, the Company may contribute to the Plan, on behalf of each eligible participant, a matching contribution equal to a percentage of the eligible participant’s elective deferrals made. The Plan Sponsor shall determine the amount, if any, of the matching contribution. The Company’s matching contributions are at the Company’s discretion.

For the Plan year ended December 31, 2021, the Company made matching contributions totaling $4,035,845. These contributions included $876,531 funded in the first quarter of 2021 relating to the fourth quarter of 2020 at an employer matching rate of three percent, and $3,159,314 made during the remainder of 2021, representing the Company’s matching contributions relating to the first, second and third quarters of 2021 at an employer matching rate of three percent, funded during the second through fourth quarters of the year ended December 31, 2021. The Company’s matching contribution relating to the fourth quarter of 2021 totaled $1,354,191, representing a three percent employer matching rate, and funded in the first quarter of the year ended December 31, 2022.

For the Plan year ended December 31, 2020, the Company made matching contributions totaling $3,341,926. These contributions included $800,536 funded in the first quarter of 2020, representing the Company’s matching contribution relating to the fourth quarter of 2019 at an employer matching rate of three percent, and $2,541,390 made during the remainder of 2020, representing the Company’s matching contributions relating to the first, second and third quarters of 2020 at an employer matching rate of three percent, funded during the second through fourth quarters of the year ended December 31, 2020.

The Company, by action of its Board of Directors, may also make a discretionary profit-sharing contribution. Profit sharing contributions are allocated to all participating employees credited with at least 1,000 hours of service in the Plan year, based on the ratio that the participant’s compensation bears to the total compensation of all eligible participants for the Plan year. No profit-sharing contributions were made during 2021 and 2020.

Notes Receivable from Participants

The aggregate amount of any loan to a participant may be, at a minimum, $1,000 and may not exceed the lesser of $50,000 or 50% of the participant’s vested balance in the Plan. Loan terms range from one to five years, except when used for the purchase of a participant’s principal residence, in which case the repayment period may extend to no more than 15 years. The participant’s account balance secures the loan and bears interest at a rate commensurate to regional bank rates for similar loans. The participant pays principal and interest through weekly payroll deductions. The Plan treats loans to terminated participants and loans in default as distributions to the participant. Current loan policy limits the number of outstanding loans at any point in time to no more than two.

The Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”), signed into law on March 27, 2020, includes special loan provisions for individuals who meet the requirements for Coronavirus-related distributions. As a result, an addendum was added to the Plan whereby participants who meet certain self-certification requirements defined in the CARES Act are considered to be eligible for a maximum loan amount of $100,000, instead of the Plan’s $50,000 maximum as described above. Participants who self-certify that: (i) he/she/they, or a spouse or dependent have been diagnosed with the virus SARS-CoV-2 or with coronavirus disease 2019 (“COVID-19”) by a test approved by the Centers for Disease Control and Prevention (the “CDC”), and (ii) the participant has experienced adverse financial consequences as a result of being quarantined, being furloughed or laid-off, or having work hours reduced, or being unable to work due to lack of childcare due to COVID-19, meet the eligibility requirements for the increased loan amount.

The addendum further provided for special loan repayment provisions for participants otherwise eligible for COVID-19-related distributions, whereby participants which meet the above-described self-certification requirements may suspend any required loan repayments due between March 27, 2020 and December 31, 2020 for up to one year. Participant loans suspended under this provision will continue to accrue interest on the outstanding loan balance during the period of suspension, and such suspended loan payments and interest will be re-amortized using a due-date that is extended nine months from its original due-date.

The above special provisions under the CARES Act were required to be implemented as soon as administratively feasible after the March 27, 2020 date of the legislation, which for the Plan was May 8, 2020, and remained in effect until December 31, 2020.

Vesting and Benefits

Participants are fully vested in contributions they make and the earnings thereon. Participants fully vest in the Company’s matching contributions, and profit-sharing contributions, if any, and earnings thereon at the rate of 20% per year of service when the participant has worked at least 1,000 hours of credited service during the Plan year. A participant is always fully vested in prior matching contributions, which includes contributions that were made either (i) to the Plan under provisions that are no longer in effect or (ii) to another plan that merged into the Plan.

Upon retirement, death, or disability, participants or their beneficiaries are fully vested in all contributions and earnings. Retirement benefits are paid to the participant in a single, lump-sum payment. Hardship withdrawals by Plan participants may be made upon written request to and approval by the Plan administrator. Effective August 1, 2019, as a result of changes to the plan required by the Bipartisan Budget Act of 2018, the Plan eliminated any suspension period whereby participants were not allowed to contribute to the Plan subsequent to a hardship withdrawal.

The CARES Act provides for a supplemental special withdrawal called a Coronavirus-related distribution (“CRD”) to participants that provides for a maximum CRD of $100,000 with no minimum amount. Participants that meet the same self-certification requirements described above in the section titled “Notes Receivable from Participants” are eligible. CRDs are not subject to the 20% mandatory Federal tax withholding, but instead are subject to 10% Federal tax withholding unless the participant elects otherwise. Any mandatory state tax withholdings will still apply. This special provision under the CARES Act was required to be implemented as soon as administratively feasible after the March 27, 2020 date of the legislation, which for the Plan was May 8, 2020, and remained in effect until December 31, 2020.

Investments

T. Rowe Price is the trustee of the Plan. T. Rowe Price invests Plan contributions and holds the assets of the Plan. Contributions are invested in various diverse funds available to the participants of the Plan. Participant accounts are credited with their contributions allocated among the funds as requested. Employer contributions are invested based on the participant’s allocation directions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions; and (b) Plan investment results. Allocations are based on participant contributions, individual fund earnings or account balances, as defined. Forfeited, non-vested balances are used to reduce Employer contributions or pay qualified Plan expenses. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Forfeited non-vested accounts in the years ended December 31, 2021 and 2020 totaled $254,523 and $245,888, respectively. Forfeitures used to reduce Employer contributions in the years ended December 31, 2021 and 2020 totaled $410,289 and $273,337, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to amend or discontinue the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, each participant becomes fully vested in the value of his or her account.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. The preparation of financial statements on the modified cash basis requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets, additions to net assets, deductions from net assets and liabilities and disclosures of contingent liabilities, if any. Actual results could differ from those estimates and assumptions. Contributions are recorded when received, investment income is recorded as it is collected, and benefit payments and expenses are recorded when paid.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. PGT common stock is valued at market price on the last day of the Plan year. The fair value of the participation units in common collective trusts is based on quoted redemption values on the last business day of the Plan’s year-end. Participant loans are valued at their unpaid balances, which approximate fair value. Purchases and sales of securities are reflected on a trade-date basis. Interest income and dividends are recorded as received.

Administrative Expenses

Except for an annual fee charged by T. Rowe Price that is paid by the Plan, administrative expenses of the Plan are generally absorbed by the Plan Sponsor.

Recently Adopted Accounting Pronouncement

In August 2018, the Financial Accounting Standards Board issued ASU 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements. The updated guidance was effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Plan adopted this guidance effective on January 1, 2020. The adoption of this guidance did not have any impact on the Plan’s disclosures.

3. Income Tax Status

The Plan obtained its latest determination letter from the Internal Revenue Service on August 2, 2017, which stated that the Plan, as then designed, was in-compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress.

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A three-tier fair value hierarchy is used to prioritize the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are as follows, along with information regarding the Plan’s financial assets measured at fair value:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Description	December 31, 2021	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$107,369,202	$107,369,202	$-	$-
Common stock	850,306	850,306	-	-
	108,219,508	$108,219,508	$-	$-
Investments measured at
net asset value (1)	4,836,045
Investments at fair value	$113,055,553

Description	December 31, 2020	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$76,186,469	$76,186,469	$-	$-
Common stock	834,348	834,348	-	-
	77,020,817	$77,020,817	$-	$-
Investments measured at
net asset value (1)	5,582,404
Investments at fair value	$82,603,221

(1)
In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented are intended to reconcile the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The Plan currently has no nonfinancial assets or liabilities that are recognized or disclosed at fair value on a recurring basis. Changes in fair value of investments held at the end of the period are reported in net appreciation in fair value of investments in the accompanying statements of changes in net assets available for benefits. For the years ended December 31, 2021 and 2020, the net amount reported was appreciation of $3,226,014 and $7,304,217, respectively.

5. Party-in-Interest Transactions

In the years ended December 31, 2021 and 2020, certain Plan investments were funds managed by T. Rowe Price, a party-in-interest to the Plan.

The Plan held investments in the common stock of the parent of the Plan Sponsor with a fair value of $850,306 and $834,348, two percent or less of net assets available for benefits at December 31, 2021 and 2020, respectively.

The Plan had notes receivable from active Plan participants of $5,697,422 and $4,212,743 at December 31, 2021 and 2020, respectively.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Plan Merger

On October 25, 2021, WWS Acquisition, LLC, a single-member LLC wholly-owned by PGT Innovations, Inc., the parent of PGT Industries, Inc., the Plan Sponsor, acquired Anlin, the plan administrator of the Anlin Industries 401(k) and Profit-Sharing Plan (the "Anlin Plan"). As part of the acquisition, the Anlin Plan was converted into the Plan. On or about December 9, 2021, the Anlin Plan converted its assets into the Plan. Total assets transferred from the Anlin Plan into the Plan were $15,614,860, including $550,076 of notes receivable relating to loans to Anlin Plan participants.

8. Non-Exempt Prohibited Transactions

In the year ended December 31, 2021, there no non-exempt prohibited transactions.

9. Subsequent Events

On February 1, 2020, PGT Innovations, Inc., the parent of PGT Industries, Inc., the Plan Sponsor, acquired NewSouth Window Solutions, the plan administrator of the NewSouth Window Solutions 401(K) Plan (the "NewSouth Plan"). Effective on January 3, 2022, the NewSouth Plan was merged into the Plan, and substantially all of its assets were converted into the Plan. Total assets transferred from the NewSouth Plan into the Plan were approximately $2.8 million.

The Plan Sponsor evaluated subsequent events for recognition or disclosure in the financial statements through June 29, 2022, the day the financial statements were available to be issued.

Supplemental Schedule

(Modified Cash Basis)

PGT Savings Plan

EIN: 59-2038649 Plan No: 001

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

(Modified Cash Basis)

December 31, 2021

		(c)
		Description of Investment		(e)
	(b)	Including Maturity Date,		Current
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Market
(a)	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value
	BlackRock Strategic Income Opportunities
	Portfolio Institutional Shares	Non-traditional Bond Fund	#	$260,099
	PGIM Total Return Bond R6 Fund	Intermediate Term Bond Fund	#	759,746
	AB Discovery Value Z Fund	Mid-Cap Growth Fund	#	469,528
	Artisan International Fund Institutional	Foreign Large Blend Fund	#	485,595
	Harbor Capital Appreciation Fund	Large Growth Fund	#	3,283,076
*	T Rowe Price Equity Income Fund	Large Value Fund	#	824,999
*	T Rowe Price Retirement 2005 Fund	Blended Assets Fund	#	837,246
*	T Rowe Price Retirement 2010 Fund	Blended Assets Fund	#	181,567
*	T Rowe Price Retirement 2015 Fund	Blended Assets Fund	#	1,967,162
*	T Rowe Price Retirement 2020 Fund	Blended Assets Fund	#	9,829,939
*	T Rowe Price Retirement 2025 Fund	Blended Assets Fund	#	13,687,736
*	T Rowe Price Retirement 2030 Fund	Blended Assets Fund	#	18,567,062
*	T Rowe Price Retirement 2035 Fund	Blended Assets Fund	#	16,295,587
*	T Rowe Price Retirement 2040 Fund	Blended Assets Fund	#	11,892,229
*	T Rowe Price Retirement 2045 Fund	Blended Assets Fund	#	8,789,981
*	T Rowe Price Retirement 2050 Fund	Blended Assets Fund	#	5,536,485
*	T Rowe Price Retirement 2055 Fund	Blended Assets Fund	#	4,905,335
*	T Rowe Price Retirement 2060 Fund	Blended Assets Fund	#	2,388,644
*	T Rowe Price Retirement 2065 Fund	Blended Assets Fund	#	250,372
	Vanguard Federal Money Market Fund	Money Market Fund	#	592,320
	Vanguard Mid-Cap Index Admiral Fund	Mid-Cap Blended Fund	#	18
	Vanguard Small-Cap Value Index Admiral Fund	Small-Cap Value Fund	#	649,311
	Vanguard Total Intl Stock Index Admiral Fund	Foreign Large Blend Fund	#	112,010
	Vanguard 500 Index Admiral Fund	Large Blended Fund	#	3,713,764
	William Blair Small Mid Cap Growth	Mid-Cap Growth Fund	#	1,089,391
*	T Rowe Price Stable Value Fund, Sch E	Collective Trust Fund	#	4,836,045
*	PGT Innovations, Inc.	Common Stock	#	850,306
*	Loans to participants	Interest rates from 4.25% to 7.50%	#	5,697,422
				$118,752,975

* Indicates party-in-interest to the Plan.

# Historical cost is not required as investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PGT SAVINGS PLAN

Date: June 29, 2022

	By:	/s/ Debbie LaPinska
Debbie LaPinska
Sr. Vice President and Chief Human Resources Officer PGT Innovations, Inc.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm – Mayer Hoffman McCann P.C.